UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 29, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q3_2019

29 October 2019

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange, notably on objectives and trends related to Orange's financial situation, investments, results of operations, business and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 21 March 2019 with the French Autorité des Marchés Financiers (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Q3 2019 highlights

Q3 2019 Group achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"



9m 2019

Revenue (9m 19)

€ 31.2 bn

2019 yoy growth



+0.8%
+0.5%
+0.4%
-0.1%
Q1 19
Q2 19
Q3 19
9M

EBITDAaL (9m 19)

€ 9.6 bn

2019 yoy growth



+0.9%
+0.7%
+0.6%
+0.2%
Q1 19
Q2 19
Q3 19
9M

Telecom EBITDAaL (9m)
excl. digital content offers

+1.9% yoy

eCAPEX (9m)

€5.2 bn

Investments efforts accelerated as fiber roll-out in France speeds up

Group	Telecom
9m 2019 eCAPEX **€5.2bn** + 4.0% yoy + €200m yoy*	**+4.1%** **+€208m** yoy
	As % of rev. **16.7%** +0.6 pt yoy

Q3 19 Network highlights

4G

4G coverage above 95 % of population in all **European** countries
4G in **15 MEA** countries

N°1 mobile network for the 9th year in a row

5G

Launch of 4 “5G Orange cities” in Europe

37m

VHBB connectable lines**

- **35.7m** FTTH **+22% yoy**
- **14.6m** lines in Spain **+10% yoy**
- **4.0m** lines in Poland **+26% yoy**



Connectable homes
6.9m
1.5m
0.7m
1.8m
0.9m
2.8m
14.6m
+22%
+53%
FY 16 France
Q1-Q3 17
Q4 17
Q1-Q3 18
Q4 18
Q1-Q3 19
Q3 19 France

* o/w €18m due to network sharing deal with Vodafone in Spain **VHBB > 100 Mbps

Solid commercial momentum driven by Convergence, VHBB and 4G

VHBB > 100 Mbps

Details on convergence on slide 17



Convergence

10.7m +4% yoy

customers*

*Group. In France, Open only

4G

65.3m +22% yoy

customers

VHBB

7.4m +25% yoy

customers , o/w 7.1 m FTTH

New Livebox 5 in France



Pricing power in France :
from 1 to 2Gbps :+€2/month

TV

9.8m +5% yoy

customers

UEFA CHAMPIONS LEAGUE UEFA EUROPA LEAGUE

in Spain, consolidation of our value offers

344k Customers

orange bank

Orange Bank banking accounts

2 innovations
- Cash back
- Equipment financing

User rating Apple store

3.1 Sept. 18 → 4.5 Sept. 19

Section two
Business review

Q3 2019 France

Growth in convergent and wholesale services. Slight growth in total revenues excluding digital content offers

in €m	Q3 19	yoy cb	9M 19	yoy cb
Revenues	**4,548**	**-0.4%**	**13,423**	**-0.8%**
Retail services	2,702	-2.0%	8,077	-2.0%
Convergent services*	1,102	+3.2%	3,255	+3.2%
Mobile only services	585	-3.9%	1,753	-4.3%
Fixed only services	1,015	-6.0%	3,069	-5.9%
Fixed only broadband	674	-0.8%	2,011	-0.9%
Fixed only narrowband	340	-15.0%	1,058	-14.0%
Wholesale	1,393	+3.3%	4,065	+2.5%
Equipment sales	335	-4.0%	912	-4.9%
Other revenues	119	+4.4%	368	+3.5%

*B2C only

Q3'19 yoy growth excl. ePresse/Audio book :

Total revenues	+0.2%
Retail services excl. PSTN	+1.5%
Convergent services	+4.8%

Convergent quarterly B2C ARPO (in €)**



ePresse/A.B.
excl. ePresse/A.B. impact
67.8
68.0
67.0
66.9
67.6
66.4
66.6
66.8
67.2
+0.82
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

Mobile only quarterly ARPO (in €)



ePresse/A.B.
excl. ePresse/A.B. impact
17.19
16.92
16.91
16.98
17.05
16.99
16.72
16.88
17.00
+0.01
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

Broadband only quarterly ARPO (in €)



ePresse/A.B.
excl. ePresse/A.B. impact
37.43
36.95
36.43
36.54
36.51
36.81
36.35
36.34
36.31
-0.50
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

** Open customers only

Q3 2019 France: commercial performance

Solid performance in mobile, fixed and convergence with decrease in churn in mobile

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
14.3%
12.1%
+82
+111
+19
+61
+90
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

55% of broadband B2C Customers are on **Open convergent** offers (+0.3pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+68
+71
+49
+41
+65
+157
+186
+168
+160
+178
-89
-116
-119
-119
-112
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

4G 99% of 4G population coverage (+0.7 pt yoy) #1 position 9 years in a row

84% of B2C voice contract customers have a 4G plan (+6pts yoy)

+2.3% Number of mobile lines per convergent offer (Q3 yoy growth)

14.6m of FTTH connectable homes (+34% yoy) o/w **3.1m** FTTH customers (+29 %)

65% of FTTH adds* are new customers

+4.1pts Growth of B2C broadband convergent customer premium** mix, yoy

*gross adds + migration **Livebox Up, former Play and Jet

Q3 2019 Spain

Preserving value, focusing on efficiency

in €m	Q3 19	yoy cb	9m 19	yoy cb
Revenues	**1,310**	**-2.5%**	**3,934**	**-1.2%**
Retail services	933	-4.7%	2,822	-2.7%
Convergent services*	518	-3.9%	1,567	-2.1%
Mobile only services	292	-7.0%	877	-5.5%
Fixed only services	121	-3.4%	374	+1.0%
Wholesale	242	+15.7%	660	+14.4%
Equipment sales	136	-12.7%	453	-10.6%

*B2C only

84% Convergence as % of broadband B2C customer base

77% Fiber penetration in BB customer base

66% 4G penetration in mobile customer base

17% TV penetration in BB customer base

Football strategy as a driver of commercial upturn

Net-adds in '000's



-27
-41
-6
+47
Q2 19
Q3 19
Fixed BB
TV

Increase in value clients in mobile convergent net adds

Net-adds n '000's



orange
Value**
Entry level
35
-14
94
-89
Jazztel
Value***
Entry Level
84
-89
71
-48
Q3 18
Q3 19

** Love Intenso *** Irresistible

Q3 2019 Europe

Convergence driving solid trends in retail services; wholesale services still impacted by the loss of MVNO revenues last year

in €m	Q3 19	yoy cb	9m 19	yoy cb
Revenues	**1,446**	**+1.4%**	**4,235**	**+1.3%**
Retail services	931	+3.0%	2,699	+3.0%
Convergent services	160	+31.3%	453	+36.2%
Mobile only services	546	-2.2%	1,611	-2.1%
Fixed only services	160	-6.1%	486	-6.9%
IT & integration services	65	+22.0%	149	+24.6%
Wholesale	272	-4.6%	802	-6.2%
Equipment sales	205	-0.7%	606	+0.7%
Other revenues	38	+23.2%	128	+23.4%

*B2C only

Revenue evolution (in €m)


1,426
+38
-12
-10
+12
-13
-1
+7
1,446
Retail services : +3.0% yoy
Q3 18 cb
Conver gent
Mobile only
Fixed only
IT & integration
Whole-sale
Equipment
Other
Q3 19

Poland, revenue evolution
(yoy in %)


+1.5%
+2.1%
+2.6%
+2.0%
+2.5%
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

Europe, mobile contract net adds
ex-M2M (in '000s)


Convergent
Mobile-only
% convergence in base
15%
18%
96
163
26
62
86
187
197
174
111
134
-91
-34
-148
-49
-49
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

Europe, Fixed Broadband net adds
(in '000s)


Convergent
Broadband-only
% convergence in base
48%
55%
70
87
56
38
45
89
106
85
66
85
-18
-18
-29
-28
-40
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

Q3 2019 Africa & Middle East

8 countries out of 17 with double digit growth

in €m	Q3 19	yoy cb	9m 19	yoy cb
Revenues	**1,447**	**+7.6%**	**4,185**	**+6.3%**
Retail services	1,220	+10.2%	3,509	+8.7%
Mobile only services	1,090	+9.9%	3,132	+8.3%
Fixed only services	126	+11.9%	366	+11.7%
IT & integration services	4	+71.2%	10	+20.4%
Wholesale	198	-5.5%	589	-5.9%
Equipment sales	22	+17.9%	67	+11.9%
Other revenues	7	-22.5%	20	-12.3%

22.5m 4G customers — **+49% yoy**

> 90%
of Retail Services revenue growth in Q3 19 from Data, Orange Money, and Fixed BB

> 80% of revenues comes from sustainably solid retail services
Revenue cb yoy growth in %



Retail services
Total MEA
6.3%
8.5%
7.7%
6.7%
7.2%
7.8%
7.9%
10.2%
3.0%
6.2%
5.2%
3.7%
5.2%
5.3%
5.8%
7.6%
FY 17
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

> 1/3 of 44m Orange Money customers are active *
Active customers in millions, yoy growth in %



+22%
13.6
15.1
15.5
16.5
16.6
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

* At least one transaction per month

Q3 19 Enterprise

Revenue growth still driven by IT&IS as well as data resilience

in €m	Q3 19	yoy cb	9m 19	yoy cb
Revenues	**1,946**	**+1.8%**	**5,716**	**+1.0%**
Fixed only services	977	-2.0%	2,956	-1.9%
Voice	314	-7.9%	964	-7.1%
Data	663	+1.0%	1,992	+0.8%
IT & integration services	746	+9.4%	2,063	+7.0%
Mobile*	223	-3.8%	697	-2.6%

*Mobile = Mobile Only Services + Equipment Sales + Wholesale

Revenues growth fueled by IT&IS (yoy in %)


TOTAL
fixed only
mobile
IT&IS
significant cloud contract
10%
5%
0%
-5%
-10%
-2.2%
+1.2%
+0.6%
+0.7%
+1.8%
significant equipment contract in Q3 17
Q318
Q418
Q119
Q219
Q319

Cybersecurity

+25% yoy organic growth in 9m19**

Cloud

+21% yoy organic growth in 9m19**

Major Player in EU for managed Cloud services***

Internet of Things

New deals e.g. : Mobileye (Intel company) for a smart vehicle solution

** Excluding revenues impact from the last 12 months acquisitions

*** International Data Corporation 2019

Section three
2019 guidance

Guidance

Excluding the impact from the network sharing deal with Vodafone in Spain

	2019
EBITDAaL	Slight growth
eCAPEX [(1)]	Slight decrease from 2018 peak
Operating Cash Flow [(2)]	Growth
Net debt [(3)] / EBITDAaL (telecom)	Around 2x in the medium term
Dividend	Floor of €0.70 [(4)] December 4th, 2019 [(5)] 2019 interim of €0.30

(1) Economic CAPEX
(2) EBITDAaL – Economic CAPEX
(3) Excluding IFRS16 lease liabilities
(4) Subject to shareholders' approval
(5) ex-date December 2nd, record date December 3rd, payment date December 4th

Section four

Appendices

Convergence, the bedrock of our strategy

€ 1.8bn Convergent services revenues in Q3 2019

+3.0% yoy



Convergent B2C customer base in million

% of broadband B2C customer base


France*
5.61
5.65
5.70
5.73
5.77
55%
55%
Q3 18 Q4 18 Q1 19 Q2 19 Q3 19
Spain
3.12 3.12 3.08 3.06 3.04
85%
84%
Q3 18 Q4 18 Q1 19 Q2 19 Q3 19
Poland
1.18
1.24
1.28
1.31
1.33
55%
61%
Q3 18 Q4 18 Q1 19 Q2 19 Q3 19

Churn improvement with convergence in Q3**

France	Spain	Poland
-4pt	-5pt	-1pt

Quarterly convergent ARPO, in €/month in Q3

France	Spain	Poland
€67.6 -0.2% yoy	€57.9 -1.1% yoy	€23.9 +0.4% yoy***

Number of mobile lines per convergent offer (Q3 yoy growth)

France	Spain	Poland
1.66 +2.3% yoy	1.94 +2.9% yoy	1.90 -0.9% yoy

* cb Open customers only

** Churn differential between convergent B2C customers and total fixed BB B2C customers

*** YoY evolution calculated in local currency